Filed with the Securities
                                                    and Exchange Commission
                                                    on February 28, 2000

                     SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549




In the Matter of

                                                INTERIM CERTIFICATE


Conectiv and
Subsidiaries
                                                         OF


File No. 70-9499
                                                    NOTIFICATION


(Public Utility Holding
Company Act of 1935)
                                                 PURSUANT TO RULE 24





     This Certificate of Notification pursuant to Rule 24
(18 C.F.R. S 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 and 2 to the Declaration on Form U-1 in the above File as previously amended by amendments No. 1 and 2 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999 and January 28, 2000.


     On December 7, 2000, the Board of Directors of Conectiv declared a Common Stock dividend aggregating  $18,941,674 and a Common Stock class A dividend of $4,593,852 for total dividend payments of $23,535,526. In 1999, Conectiv recorded an extraordinary loss of $311,718,000, which resulted in an accumulated deficit of $12,936,474, excluding common dividends declared in the fourth quarter. The accumulated deficit including the common dividends declared amounted to $36,472,000 as of
December 31, 1999.   On January 31, 2000, dividends of $23,535,526 were
paid pursuant to the Orders.

     Jurisdiction continues to be reserved over the possible issuance of dividends out of capital or unearned surplus by Conectiv, Delmarva Power & Light Company and Atlantic City Electric Company. No further reports will be filed unless and until the Company requests a removal of the reservation of jurisdiction and an order is issued or the file is closed.

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.








                                               Conectiv

February 28, 2000                          /s/ Philip S. Reese
                                               Philip S. Reese
                                               Vice President and Treasurer